Exhibit 99.1

Baijiayun Group Ltd Reports Financial Results

For First Half of Fiscal Year 2023

●	Revenues grew by 32.2% as real-time video communication solutions see wider adoption and penetrate new vertical markets

BEIJING, China, April 18, 2023 — Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a video-centric technology solution provider with core expertise in SaaS/PaaS solutions, today announced the unaudited financial results for the six months ended December 31, 2022 (“1HFY23”).

Financial Highlights for the First Half of Fiscal Year 2023

●	Total revenues increased by 32.2% period-over-period to $40.9 million for 1HFY23
●	Gross margin was 17.7% for 1HFY23, compared to 30.7% for the prior year period
●	General and administrative expenses, as a percentage of total revenues, decreased to 2.9% for 1HFY23, compared to 15.1% for the prior year period
●	Net income was $4.8 million for 1HFY23, compared to a net loss of $8.3 million for the prior year period
●	Non-GAAP net income[1] was $2.9 million for 1HFY23, compared to non-GAAP net income of $0.4 million for the prior year period
●	Non-GAAP adjusted EBITDA[1] was $1.6 million for 1HFY23, compared to non-GAAP adjusted EBITDA loss of $0.6 million for the prior year period

“We delivered solid revenue growth during the first half of fiscal year 2023 and returned to profitability, benefiting from our differentiated value proposition as a one-stop video technology solutions provider in China,” commented Mr. Gangjiang Li, chairman and CEO of the Company.

“In recent months, we have successfully completed our transition into a pure-play real-time communications (RTC) solutions provider by divesting the assets associated with Fuwei Films. In addition, we have recently consummated the acquisition of Beijing Hydrogen Data Information Technology Co., Ltd (“Beijing Hydrogen”). This acquisition significantly expands Baijiayun’s current product offerings to enterprise clients and strengthens our abilities to create AI-generated content (AIGC) to enhance our video/audio solutions. Beijing Hydrogen has an impressive roster of enterprise clients, including Ctrip.com Group Ltd, China’s largest online travel agency, and Bank of Communications, the fifth-largest bank in China by total assets. By leveraging Beijing Hydrogen’s existing client base, we are confident that this acquisition will drive growth and enable us to expand our market reach.”

[1]	Non-GAAP net income/(loss) and non-GAAP adjusted EBITDA are non-GAAP financial measures. See section entitled “Use of Non-GAAP Financial Measures” for information on how Baijiayun Group Limited defines and calculates its non-GAAP financial measures. A reconciliation of such non-GAAP financial measures to the most directly comparable GAAP measures is set forth at the end of this press release.

“The entire management team of Baijiayun is focused on executing our strategic growth plan of seizing greater market share in the fast-growing video cloud market and enriching our offerings and solutions sets with AI-generated content and video. Real-time video represents the future of scalable communications across a wide range of application scenarios, including education, sales, leadership and training, healthcare, customer services, and R&D and technology collaboration,” Mr. Li continued.

“Recently, we announced a new strategic initiative to incorporate generative AI to expand our solutions’ scalability, personalization, and cost-efficiency. We believe Baijiayun is uniquely positioned to bring potentially disruptive technology solutions to a wide range of enterprise clients, unlocking enormous value for businesses and consumers alike,” Mr. Li concluded.

First Half of Fiscal Year 2023 Financial Results

Revenues

Total revenues were $40.9 million in 1HFY23, representing an increase of 32.2% from $30.9 million in the six months ended December 31, 2022 (“1HFY22”), primarily due to acquisition of new customers and expansion of solutions and services offerings.

Baijiayun breaks down its total revenues into three main categories:

●	SaaS/PaaS solutions
●	Cloud-related services
●	AI solution services

The increase in total revenues was due to 1) a 26% increase in the revenues contributed by SaaS/PaaS solutions from $15.2 million in 1HFY22 to $19.2 million in 1HFY23, as a result of an increase in the number of customers and our entry into new vertical markets, and 2) a surge in customized platform development services from $2.2 million in 1HFY22 to $11.1 million in 1HFY23.

Cost of Revenues

Cost of revenues was $33.7 million in 1HFY23, a significant increase compared to $21.4 million in 1HFY22, primarily due to a significant increase in software development and customization costs associated with the growth of private cloud-related services , along with the increase in SMS cost.

Gross Profit and Gross Margin

Gross profit declined from $9.5 million in 1HFY22 to $7.2 million in 1HFY23. Gross profit margin decreased from 30.7% in 1HFY22 to 17.7% in 1HFY23, primarily due to 1) the introduction of customized platform development services, which had a relatively lower profit margin, 2) the decrease in gross profit margin of AI solution services as hardware products were purchased and integrated into AI and system solutions projects, and 3) an increase in the percentage of revenues contributed by SMS solutions, which has a relatively low gross profit margin.

Operating Expenses

Total operating expenses decreased significantly from $19.0 million in 1HFY22 to $6.8 million in 1HFY23.

Selling and marketing (“S&M”) expenses were $2.8 million in 1HFY23, representing a significant decrease of 33.3% from $4.2 million in 1HFY22. As a percentage of total revenues, S&M expenses decreased from 13.7% in 1HFY22 to 6.9% in 1HFY23. The decrease was mainly due to a decrease in share-based compensation expense for sales and marketing team from $0.8 million in 1HFY22 to $0.1 million in 1HF23. In addition, Baijiayun had a reduction in payroll expense related to sales and marketing team in 1HFY23 compared with 1HFY22.

General and administrative (“G&A”) expenses decreased significantly from $4.7 million in 1HFY22 to $1.2 million in 1HFY23, mainly because Baijiayun recorded a reduction in expense in relation to the reversal of bad debt expense of approximately $3.3 million in 1HFY2023, compared to a bad debt expense of $0.4 million in 1HFY22. In addition, Baijiayun recorded share-based compensation expense for G&A team of $0.1 million in 1HFY23, compared to $1.7 million in 1HFY22.

Research and development (R&D) expenses decreased significantly from $10.1 million in 1HFY22 to $2.8 million in 1HFY23.  The decrease was mainly due to a decrease in share-based compensation expense for R&D team from $5.9 million in 1HF22 to $0.3 million in 1HFY23. In addition, Baijiayun incurred less payroll expense for R&D in 1HFY23 than in 1HFY22.

Operating Income/(Loss)

Operating income was $3.2 million in 1HFY23, compared to an operating loss of $9.5 million in 1HFY22. The operating margin increased from (30.8%) in 1HFY22 to 7.9% in 1HFY23.

Net Income/(Loss)

Net income was $4.8 million in 1HFY23, compared to a net loss of $8.3 million in 1HFY22.

Non-GAAP net income was $2.9 million in 1HFY23, compared to non-GAAP net income of $0.4 million in 1HFY22.

Financial Outlook for the Fiscal Year 2023 of Baijiayun Group Ltd

Based on currently available information, Baijiayun now expects total revenues for the fiscal year ending June 30, 2023, to be between $80 million and $95 million and maintains its expectation of non-GAAP net income of between $5 and $7 million. The lowered revenue outlook primarily results from the market and operational challenges faced by all Chinese businesses due to the Chinese government’s abrupt reversal of the “Zero Covid” policy in early 2023. This updated outlook is subject to various changes and uncertainties, including but not limited to the continuous impact of the COVID-19 pandemic.

Use of Non-GAAP Financial Measures of Baijiayun Group Ltd

Baijiayun has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net income/(loss) and non-GAAP adjusted EBITDA. Baijiayun uses these non-GAAP financial measures internally in analyzing its financial results and for financial and operational decision-making purposes. Baijiayun believes that such non-GAAP financial measures provide useful information to investors and others about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the consolidated financial statements of Baijiayun prepared in accordance with GAAP. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the data of Baijiayun. A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the table captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of the non-GAAP financial measures of Baijiayun included in this press release are presented below.

Non-GAAP Net Income/(Loss)

Baijiayun defines non-GAAP net income/(loss) as net income/(loss) adjusted to exclude share-based compensation expenses and reverse acquisition-related expenses.

Non-GAAP Adjusted EBITDA

Baijiayun defines non-GAAP adjusted EBITDA as net income/(loss) before interest income, income tax benefits/(expenses), depreciation and amortization expenses, exchange gain/(loss), investment income/(loss), gain/(loss) from equity method investments, other income, net and amortization of internally developed software, and adjusted to exclude the effects of share-based compensation expenses and reverse acquisition-related expenses.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will, ” “expect, ” “believe, ” “estimate, ” “intend, ” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

About Baijiayun Group Ltd

Baijiayun is a video-centric technology solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since the inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun is catered to the evolving communications and collaboration needs of enterprises of all sizes and industries, which makes Baijiayun a one-stop video-centric technology solution provider. For more information, please visit www.ir.baijiayun.com

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

Company Contact:

Yong Fang

CFO, Baijiayun Group Ltd

(267) 939 5080

fangyong@baijiayun.com

BAIJIAYUN GROUP LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	December 31, 2022	June 30, 2022
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$3,105,405	$16,603,102
Restricted cash	7,050,611	8,376,345
Short-term investments	1,335,713	7,854,809
Notes receivable	28,997	107,662
Accounts receivable, net	29,621,441	22,522,334
Accounts receivable - related parties	2,982,280	95,549
Prepayments	11,180,563	4,008,193
Prepayments - related parties	-	313,678
Inventories	4,337,981	1,831,918
Deferred contract costs	900,455	10,023,720
Due from related parties	-	89,578
Prepaid expenses and other current assets, net	3,029,734	3,105,435
Assets held for sale, net	48,084,826	-
Total current assets	111,658,006	74,932,323

Property and equipment, net	448,637	585,193
Intangible assets, net	2,991,351	3,345,419
Operating lease right of use assets	990,436	1,327,575
Deferred tax assets	2,148,329	2,193,792
Long-term investments	25,524,462	25,012,046
Goodwill	1,111,777	1,144,824
Other non-current assets	1,901,635	366,441
Total non-current assets	35,116,627	33,975,290

Total assets	$146,774,633	$108,907,613

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Short-term borrowing	1,594,850	149,296
Accounts and notes payable	24,377,883	23,280,345
Accounts and notes payable - related parties	3,913	-
Advance from customers	5,765,805	5,905,599
Advance from customers - related parties	-	268,905
Income tax payable	408,205	416,768
Deferred revenue	854,919	1,001,372
Deferred revenue - related parties	-	63,911
Due to related parties	-	12,992,961
Operating lease liabilities, current	587,140	625,048
Accrued expenses and other liabilities	4,566,050	4,599,018
Liabilities held for sale	18,604,826	-
Total current liabilities	56,763,591	49,303,223

Deferred tax liabilities	213,347	209,612
Operating lease liabilities, noncurrent	263,427	551,221

Total liabilities	57,240,365	50,064,056

Commitments and contingencies

Mezzanine equity
Series Seed convertible redeemable preferred shares	-	1,078,376
Series A convertible redeemable preferred shares	-	3,135,822
Series A-1 convertible redeemable preferred shares	-	6,591,553
Series A-2 convertible redeemable preferred shares	-	4,629,590
Series A-3 convertible redeemable preferred shares	-	4,843,169
Series B convertible redeemable preferred shares	-	23,676,836
Series B+ convertible redeemable preferred shares	-	12,707,581
Series C convertible redeemable preferred shares	-	12,205,835
Total mezzanine equity	-	68,868,762

Shareholders’ equity (deficit)
Class A ordinary shares (1) (2)	24,479,909	5,053,833
Class B ordinary shares (1) (3)	24,485,706	12,803,327
Additional paid-in capital (1)	51,554,606	(12,195,996)
Statutory reserve	919,407	919,407
Accumulated deficit	(12,999,690)	(18,411,335)
Accumulated other comprehensive loss	(420,122)	(275,752)
Total shareholders’ equity (deficit) attributable to the Company	88,019,816	(12,106,516)

Non-controlling interests	1,514,452	2,081,311

Total shareholders’ equity (deficit)	89,534,268	(10,025,205)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	$146,774,633	$108,907,613

(1)	After giving retrospective effects of recapitalization on equity due to reverse acquisition effective December 23, 2022.
(2)	Including 17,964,879 Class A ordinary shares in relation to warrants issued to certain preferred shareholders in lieu of shares issuable for the automatic conversion of the convertible redeemable preferred shares. These warrants accord their holders with all rights and obligations attached to Class A ordinary shares of the Company, as if such holders had exercised the warrants and been duly registered as shareholders of the Company.
(3)	Excluding 7,406,060 Class B ordinary shares held by Duo Duo International Limited on behalf of the Company in relation to the shares reserved for 2021 Share Incentive Plan. Duo Duo is not entitled to rights and benefits as Class B ordinary shareholder in relation to these shares.

BAIJIAYUN GROUP LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in US dollars, except for share and per share)

	For the Six Months Ended December 31,
	2022	2021
Revenues	$40,892,835	$30,927,741
Cost of revenues	(33,662,756)	(21,443,703)
Gross profit	7,230,079	9,484,038

Operating expenses
Selling and marketing expenses	(2,817,622)	(4,225,709)
General and administrative expenses	(1,198,219)	(4,656,804)
Research and development expenses	(2,769,108)	(10,115,375)
Total operating expenses	(6,784,949)	(18,997,888)

Gain on disposal of a subsidiary	400,587	-
Bargain purchase gain	2,373,553	-
Income (loss) from operations	3,219,270	(9,513,850)

Interest income, net	67,588	(57,647)
Interest expense	(2,758)	-
Investment income	52,337	599,989
Gain from equity method investments	1,219,983	114,694
Other income, net	295,544	457,401
Income (loss) before income taxes	4,851,964	(8,399,413)

Income tax benefit (expense)	(7,178)	121,218

Net income (loss)	4,844,786	(8,278,195)
Less: Net income (loss) attributable to non-controlling interests	(566,859)	121,668
Net income (loss) attributable to the Company	5,411,645	(8,399,863)
Accretion of convertible redeemable preferred shares	(2,001,777)	(1,754,165)
Net income (loss) attributable to ordinary shareholders	$3,409,868	$(10,154,028)

Net income (loss)	$4,844,786	$(8,278,195)

Other comprehensive income (loss)
Foreign currency translation adjustment	(144,370)	(62,640)
Comprehensive income (loss)	4,700,416	(8,340,835)
Less: Comprehensive income (loss) attributable to non-controlling interests	(566,859)	121,668
Comprehensive income (loss) available to the Company	5,267,275	(8,462,503)
Accretion of convertible redeemable preferred shares	(2,001,777)	(1,754,165)
Comprehensive income (loss) attributable to ordinary shareholders	$3,265,498	$(10,216,668)

Weighted average number of ordinary shares outstanding (1) (2)
Basic	54,268,601	34,406,330
Diluted	60,277,202	34,406,330
Income (loss) per share
Basic	$0.06	$(0.30)
Diluted	$0.06	$(0.30)

(1)	Including 17,964,879 Class A ordinary shares in relation to warrants issued to certain preferred shareholders in lieu of shares issuable for the automatic conversion of the convertible redeemable preferred shares. These warrants accord their holders with all rights and obligations attached to Class A ordinary shares of the Company, as if such holders had exercised the warrants and been duly registered as shareholders of the Company.
(2)	Excluding 7,406,060 Class B ordinary shares held by Duo Duo International Limited on behalf of the Company in relation to the shares reserved for 2021 Share Incentive Plan. Duo Duo is not entitled to rights and benefits as Class B ordinary shareholder in relation to these shares.

BAIJIAYUN GROUP LTD

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(Stated in US dollars)

	For the Six Months Ended December 31,
	2022	2021
Revenues	$40,892,835	$30,927,741
Cost of revenues	(33,662,756)	(21,443,703)
Total operating expenses	(6,784,949)	(18,997,888)
Income (loss) from operations	445,130	(9,513,850)
Income (loss) before income taxes	4,851,964	(8,399,413)
Income tax benefit (expense)	(7,178)	121,218
Net income (loss) per GAAP	$4,844,786	$(8,278,195)
Interest income	67,588	(57,647)
Income tax benefit (expense)	(7,178)	121,218
Depreciation and amortization expenses	252,593	234,039
EBITDA per GAAP	$5,036,969	$(8,107,727)
Cost of revenues - SBC	3,633	228,532
Selling and marketing expenses - SBC	70,755	793,474
General and administrative expenses - SBC	144,559	1,668,590
Research and development expenses - SBC	282,262	5,981,659
Total SBC expense	501,208	8,672,255
Bargain purchase gain	(2,373,553)	-
Non-GAAP net income	$2,972,441	$394,060
Exchange gain or loss	-	-
Investment income	52,337	599,989
Gain from equity method investments	1,219,983	114,694
Other income, net	295,544	457,401
Amortization of internal developed software	-	-
Non-GAAP Adjusted EBITDA	$1,596,760	$(607,556)